CONFIDENTIAL TREATMENT REQUESTED BY DCP MIDSTREAM, LP

July 21, 2017

VIA EDGAR

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	DCP Midstream, LP Form 10-Q for the Quarterly Period Ended March 31, 2017
Filed May 10, 2017
File No. 001-32678

Dear Ms. Thompson:

Set forth below are the responses of DCP Midstream, LP, a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to supplemental comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 10, 2017, with respect to the review of the Partnership’s Form 10-Q for the quarter ended March 31, 2017 (File No. 001-32678) filed with the Commission on May 10, 2017 (the “Form 10-Q”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Please note that we omitted certain confidential information from this response letter by redacting the confidential information and inserting bracketed asterisks “[***]” in place of the omitted text.  A copy of this response letter without redactions has been separately submitted to the Staff subject to a confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).  We respectfully request that the redacted portions be maintained in confidence and not be made part of any public record and not be disclosed to any person (other than the Staff).

* * *

Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 1. Financial Statements

18. Business Segments, page 31

1.
Comment: We note your response to comment 3. Further, we note the monthly performance review packages your CODM reviews focus on the margins of your Gathering and Processing (“G&P”) regional operating segments. In this regard, it

CONFIDENTIAL TREATMENT REQUESTED BY DCP MIDSTREAM, LP

appears the margins of these regional operating segments can vary although fall within certain ranges. In order to assist us in understanding how you concluded your G&P operating segments were economically similar such that aggregation was appropriate, please address the following:

•
Please explain to us in further detail how you concluded your four operating segments were economically similar pursuant to the aggregation criteria in ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C. Please provide us in tabular format your historical and projected revenues and margins separately for each operating segment.

•	Clarify for us how you evaluated any differences in margins such that aggregation was deemed appropriate.

•
Tell us if there are any other economic measures that are provided to the CODM that are used to assess performance and allocate resources among these four operating segments. If so, tell us how you considered these other economic measures for purposes of determining economic similarity. For example, if the CODM uses any financial metrics or other industry performance measures.

Response: We respectfully acknowledge the Staff’s comment and have concluded that our operating segments are economically similar pursuant to ASC 280-10-50-11 and 280-10-55 7A through 7C as discussed in our response below.

The tables below provide detail on the historical and projected, revenue, gross margin and adjusted gross margin for each Gathering and Processing (“G&P”) operating segment. Gross margin and adjusted gross margin (“Margins”) are the performance measures reviewed monthly by our CODM. In performing our assessment of economic similarity we evaluated, on a percentage basis, the gross margin and adjusted gross margin by year for each operating segment in relation to the average gross margin and adjusted gross margin for all operating segments in the aggregate (whereby the gross margin and adjusted gross margin in the aggregate is reflected in the “Region Subtotal” column in the tables below). This evaluation was performed on a Margin per Mcf (volumes gathered) basis.

In evaluating the economic similarity of the G&P operating segments we also we considered the nature of our industry including that there will be a certain amount of normal variability generated by asset groups within each operating segment and thus also between operating segments. This variability is driven by the age and structure of our contracts, commodity prices, composition of the hydrocarbons gathered and processed, competitive environment and the services offered to producers. Although each contract type exists within each operating segment and the mix is similar there is some variability which drives operating segment gross margin. Similarly, even within a given operating segment, the composition of the hydrocarbons will vary (i.e. the composition of the gas gathered and processed on the west side of the Midcontinent region will vary from the composition of the gas gathered and processed on the east side of the Midcontinent region). In taking these considerations

CONFIDENTIAL TREATMENT REQUESTED BY DCP MIDSTREAM, LP

into account we concluded that the variability we observed was not indicative of economic dissimilarity. We also observed that the differences between operating segment Margins are trending to a narrower range, on a percentage basis, over time for the reasons discussed below and we expect this trend to continue. We determined that this trend, along with our other considerations, was indicative of the operating segments having similar long-term economic characteristics.

Revenue (A)
Year	Metric	North	Permian	South	Midcontinent	Region Subtotal	Trading and marketing gains (losses)	G&P Total	High % off segment average (D)	Low % off segment average (D)
	Revenue	[***]	[***]	[***]	[***]	$9,838	$35	$9,873
	Total wellhead MMcf/d	[***]	[***]	[***]	[***]	[***]		[***]
FY2014	Revenue per wellhead Mcf	[***]	[***]	[***]	[***]	[***]			[***]	[***]
	Revenue	[***]	[***]	[***]	[***]	$4,842	$68	$4,910
	Total wellhead MMcf/d	[***]	[***]	[***]	[***]	[***]		[***]
FY2015	Revenue per wellhead Mcf	[***]	[***]	[***]	[***]	[***]			[***]	[***]
	Revenue	[***]	[***]	[***]	[***]	$4,535	($45)	$4,490
	Total wellhead MMcf/d	[***]	[***]	[***]	[***]	[***]		[***]
FY2016	Revenue per wellhead Mcf	[***]	[***]	[***]	[***]	[***]			[***]	[***]

Gross margin (B)
Year	Metric	North	Permian	South	Midcontinent	Region Subtotal	Trading and marketing gains (losses)	G&P Total	High % off segment average (D)	Low % off segment average (D)
	Gross margin	[***]	[***]	[***]	[***]	$1,936	$35	$1,971
	Total wellhead MMcf/d	[***]	[***]	[***]	[***]	[***]		[***]
FY2014	Gross margin per wellhead Mcf	[***]	[***]	[***]	[***]	[***]			[***]	[***]
	Gross margin	[***]	[***]	[***]	[***]	$1,145	$68	$1,213
	Total wellhead MMcf/d	[***]	[***]	[***]	[***]	[***]		[***]
FY2015	Gross margin per wellhead Mcf	[***]	[***]	[***]	[***]	[***]			[***]	[***]
	Gross margin	[***]	[***]	[***]	[***]	$1,272	($45)	$1,227
	Total wellhead MMcf/d	[***]	[***]	[***]	[***]	[***]		[***]
FY2016	Gross margin per wellhead Mcf	[***]	[***]	[***]	[***]	[***]			[***]	[***]
	Gross margin	[***]	[***]	[***]	[***]	[***]	[***]	[***]
	Total wellhead MMcf/d	[***]	[***]	[***]	[***]	[***]		[***]
FY2017	Gross margin per wellhead Mcf	[***]	[***]	[***]	[***]	[***]			[***]	[***]
	Gross margin	[***]	[***]	[***]	[***]	[***]		[***]
	Total wellhead MMcf/d	[***]	[***]	[***]	[***]	[***]		[***]
FY2018	Gross margin per wellhead Mcf	[***]	[***]	[***]	[***]	[***]			[***]	[***]
	Gross margin	[***]	[***]	[***]	[***]	[***]		[***]
	Total wellhead MMcf/d	[***]	[***]	[***]	[***]	[***]		[***]
FY2019	Gross margin per wellhead Mcf	[***]	[***]	[***]	[***]	[***]			[***]	[***]
	Gross margin	[***]	[***]	[***]	[***]	[***]		[***]
	Total wellhead MMcf/d	[***]	[***]	[***]	[***]	[***]		[***]
FY2020	Gross margin per wellhead Mcf	[***]	[***]	[***]	[***]	[***]			[***]	[***]

CONFIDENTIAL TREATMENT REQUESTED BY DCP MIDSTREAM, LP

Adjusted gross margin (C)
Year	Metric	North	Permian	South	Midcontinent	Region Subtotal	Trading and marketing realized gains (losses)	G&P Total	High % off segment average (D)	Low % off segment average (D)
	Adjusted gross margin	[***]	[***]	[***]	[***]	$1,941	($4)	$1,937
	Total wellhead MMcf/d	[***]	[***]	[***]	[***]	5,896		5,896
FY2014	Adjusted gross margin per wellhead Mcf	[***]	[***]	[***]	[***]	$0.90			[***]	[***]
	Adjusted gross margin	[***]	[***]	[***]	[***]	$1,199	$21	$1,220
	Total wellhead MMcf/d	[***]	[***]	[***]	[***]	5,604		5,604
FY2015	Adjusted gross margin per wellhead Mcf	[***]	[***]	[***]	[***]	$0.59			[***]	[***]
	Adjusted gross margin	[***]	[***]	[***]	[***]	$1,345	$74	$1,419
	Total wellhead MMcf/d	1,126	1,041	1,688	1,269	5,124		5,124
FY2016	Adjusted gross margin per wellhead Mcf	[***]	[***]	[***]	[***]	$0.72			[***]	[***]
	Adjusted gross margin	[***]	[***]	[***]	[***]	[***]	[***]	[***]
	Total wellhead MMcf/d	[***]	[***]	[***]	[***]	[***]		[***]
FY2017	Adjusted gross margin per wellhead Mcf	[***]	[***]	[***]	[***]	[***]			[***]	[***]
	Adjusted gross margin	[***]	[***]	[***]	[***]	[***]		[***]
	Total wellhead MMcf/d	[***]	[***]	[***]	[***]	[***]		[***]
FY2018	Adjusted gross margin per wellhead Mcf	[***]	[***]	[***]	[***]	[***]			[***]	[***]
	Adjusted gross margin	[***]	[***]	[***]	[***]	[***]		[***]
	Total wellhead MMcf/d	[***]	[***]	[***]	[***]	[***]		[***]
FY2019	Adjusted gross margin per wellhead Mcf	[***]	[***]	[***]	[***]	[***]			[***]	[***]
	Adjusted gross margin	[***]	[***]	[***]	[***]	[***]		[***]
	Total wellhead MMcf/d	[***]	[***]	[***]	[***]	[***]		[***]
FY2020	Adjusted gross margin per wellhead Mcf	[***]	[***]	[***]	[***]	[***]			[***]	[***]

(A) We do not forecast revenue due to our focus on margins and therefore have presented only historical revenue.
(B) We define gross margin as total operating revenues, less purchases of natural gas and NGLs, and we define segment gross margin for each segment as total operating revenues for that segment less commodity purchases for that segment.

(C) We define adjusted gross margin as gross margin, plus earnings from unconsolidated affiliates, less unrealized trading and marketing gains (losses). Total wellhead MMcf/d includes our share, based on our ownership percentage, of the wellhead volumes from entities not wholly-owned by us. (The South operating segment contains our only significant unconsolidated affiliate within the G&P reportable segment.)

(D) The high and low % off segment average is calculated by taking the difference of the highest or lowest metric per wellhead Mcf and the segment metric per wellhead Mcf divided by the segment metric per wellhead Mcf.

Gross margin, segment gross margin, and adjusted segment gross margin are primary performance measures used by management, as these measures represent the results of product sales and purchases, a key component of our operations and are reviewed on a total wellhead Mcf/d basis for comparability purposes across each operating segment.

For the benefit of the Staff we have provided an example of the formula to calculate the 2014 North Revenue per wellhead Mcf: [$[***] / ([***]*365)] / 1,000 = $[***].

Revenue, gross margin and adjusted gross margin are in millions.

We also considered how we manage the G&P segment. That is, we manage the G&P business taking into consideration the impacts of commodity price volatility at the aggregate (portfolio level). As a result of commodity price volatility in recent periods we have modified our business strategy to sustain our cash distribution per unit and we pursue more fee-based contracts as well as opportunities to expand our commodity hedging program with a target of 80 percent fee-based and hedged margin by 2018 and future periods. Additionally, we have responded to the competitive landscape in the industry by centralizing our commercial group and standardizing the fee-based services we offer to our producers as we enter into new G&P agreements. These factors are projected to reduce commodity exposure for the G&P segments on an aggregate basis and narrow the differences in margin in future periods.

We evaluated these quantitative indicators of economic similarity, including how we mitigate commodity exposure, along with the qualitative factors in ASC 280-10-50-11 provided in

CONFIDENTIAL TREATMENT REQUESTED BY DCP MIDSTREAM, LP

our previous response dated June 27, 2017 and determined that the operating segments were economically similar and that aggregation was consistent with the objective and basic principles of ASC 280-10.

Our CODM considers other economic measures to evaluate performance and allocate resources that are not part of the monthly performance review packages provided to the CODM. For example our CODM deploys capital based on metrics for our proposed capital projects that are specific to each project such as internal rate of return and payback period. These decisions are not based on the gross margins or adjusted gross margins realized (or forecasted) within the regions. For example, when our CODM evaluates capital projects such as the new Mewbourn 3 processing plant, the plant’s economic viability is measured independently, without consideration of the operating segment where the asset is located. This targeted metric, based on cash flow models, is substantially consistent across each operating region. Additionally, when we initiate a cost reduction policy, such as our 10 percent reduction in headcount in April 2016, this analysis is performed on a company-wide basis and applied consistently across the entire company and not specific to a given operating segment.

* * *

CONFIDENTIAL TREATMENT REQUESTED BY DCP MIDSTREAM, LP

Please feel free to contact Mr. Michael S. Richards, Vice President and Deputy General Counsel, who can be reached at (303) 633-2912, or Mr. Richard Loving, Vice President and Controller, who can be reached at (303) 605-1684, if you should have any questions regarding the responses contained herein.

Very truly yours,

DCP Midstream, LP

By: DCP Midstream GP, LP
its general partner

By: DCP Midstream GP, LLC
its general partner

By: /s/ Sean P. O’Brien
Name: Sean P. O’Brien
Title: Group Vice President and Chief Financial Officer

cc:    Robert Babula, Staff Accountant, Commission
Elizabeth Sellars, Staff Accountant, Commission
Michael S. Richards, DCP Midstream, LP
Lucy Stark, Holland and Hart LLP